EXHIBIT 99.2

To:	Brigus Gold Corp.

And to:	Brigus Gold ULC

Each of:
Suite 502, 2000 Barrington Street
Halifax, Nova Scotia
B3J 3Kl
Canada

Attention: Wade Dawe

By Email: wdawe@lineargoldcorp.com

October 1, 2010

RE:	Third Consent Extension Letter

1.	We refer to:

(a)
the Project Facility Agreement dated as of February 20, 2009, (as amended, restated, renewed or otherwise modified from time to time, including, without limitation, pursuant to Deferral Consents dated 28 September 2009, 30 December 2009 and 25 February 2010) among Apollo Gold Corporation (now Brigus Gold Corp, being the “Borrower”), as borrower, Macquarie Bank Limited (“MBL”) and RMB Australia Holdings Limited (“RMB”) (together “Financiers”), as financiers and RMB Resources Inc. (the “Agent”), as agent and security agent for and on behalf of the Financiers (the “PFA”);

(b)	the Consent Letter issued with respect to the PFA by the Financiers and the Agent to the Borrower and Linear Gold Corp. (now Brigus Gold ULC, being “Linear”) dated 9 March 2010 (the “Consent Letter”);

(c)	the amendment and extension to the Consent Letter issued by the Financiers and the Agent to the Borrower and Linear dated 3 August 2010 (“First Consent Extension Letter”); and

(d)	the further amendment and extension to the Consent Letter issued by the Financiers and the Agent to the Borrower and Linear dated 27 August 2010 (“Second Consent Extension Letter”).

Terms and expressions defined in the PFA, the Consent Letter, the First Consent Extension Letter or the Second Consent Extension Letter (or defined therein by reference to another agreement) shall have the same meaning when used in this letter unless otherwise defined. The Consent Letter, the First Consent Extension Letter and the Second Consent Extension Letter shall be referred to collectively as the “Consent Letters”.

2.	Pursuant to the terms and conditions of the First Consent Extension Letter:

(a)
the Financiers agreed to extend the date for delivery of the Deliverables to 30 September 2010, subject to the satisfaction of certain conditions set out in paragraph l(c) of the First Consent Extension Letter including, without limitation, that the Deliverables were in a form and substance satisfactory to the Financiers and, where relevant, complied with the requirements of the Consent Letter, the First Consent Extension Letter and the PFA; and

(b)
the Financiers agreed to replace the Consent Letter Repayment Schedule with the Interim Repayment Schedule subject to the satisfaction of certain conditions set out in paragraph 2(d) of the First Consent Extension Letter including, in particular, but without limitation, that the Borrower deliver the Deliverables to the Financiers by 30 September 2010 as required by and in accordance with the conditions set out in paragraph 1 of the First Consent Extension Letter.

3.	The Borrower has advised the Financiers that the Borrower has received an offer for:

(a)	a bought deal equity offering of units (“Unit Offering”) to raise minimum gross proceeds of CDN$45,000,000; and

(b)	a sale on a guaranteed agency basis of flow through shares to raise minimum gross proceeds of CDN$5,000,000 (“Flow Through Offering”),

with the possibility of the gross proceeds from the Unit Offering and the Flow Through Offering being increased by up to 15% by way of the purchase of any combination of additional units or flow through shares (“Increased Offering”). The net proceeds of the Unit Offering, including any additional proceeds from the Increased Offering arising from the result of the issue of additional units (“Additional Unit Proceeds”), are hereinafter referred to as the “Equity Proceeds”.

4.	The Borrower has informed the Financiers that it intends to use the Equity Proceeds in the following manner:

(a)	to apply up to a maximum amount of CDN$5,000,000 for general corporate purposes and working capital (“Working Capital”);

(b)	to apply 50% of the balance of the Equity Proceeds, subject to a minimum amount of CDN$18,000,000, to reduce the Principal Amount outstanding under the Facility;

(c)	to apply the remaining balance of the Equity Proceeds, subject to a minimum amount of CDN$18,000,000, to reduce outstanding liabilities under the Financier Hedging Agreements.

This letter sets out the terms and conditions of the proposed application of the Equity Proceeds, and the agreement between the Borrower and the Financiers with respect to the ongoing covenants and obligations under the PFA and the Consent Letters, subject to the satisfaction of the conditions precedent referred to in paragraph 5 below.

5.	The covenants, consents, extensions, terms and conditions set out in paragraphs 7 to 16 below are subject to the conditions precedent that:

(a)
a binding underwriting agreement, and such other documentation as may be required, (all in form and substance satisfactory to the Financiers, acting reasonably) for minimum gross proceeds from the Unit Offering and Flow Through Offering of CDN$50,000,000 (“Underwriting Documentation”) are executed by the Borrower in relation to the Unit Offering and the Flow Through Offering by no later than 12 October 2010; and

(b)	the date of the closing of the Unit Offering and the Flow Through Offering (“Equity Close Date”) occurs on or before 19 October 2010.

6.
If either of the conditions precedent set out in paragraph 5 is not satisfied or waived, the covenants, consents, extensions, terms and conditions set out in paragraphs 7 to 16 below will be inoperative and have no force and effect, and the terms and conditions set out in the PFA and the previous Consent Letters will apply. The provisions of this letter are without prejudice to, and the Financiers otherwise reserve their rights under, the PFA and the Consent Letters.

Repayment Schedule, hedging contracts and Working Capital

7.
On the Business Day following the Equity Close Date, the Borrower will deposit any amount that is to be set aside for Working Capital, which shall be no more than CDN$5,000,000, into the Proceeds Account.

8.
On the Business Day following the Equity Close Date (or, to the extent of any Additional Unit Proceeds, the Business Day following the closing of any Increased Offering), the Borrower will pay to the Financiers an amount equal to 50% of the balance of the Equity Proceeds after the deduction of the amount deposited in the Proceeds Account for Working Capital, subject to a minimum amount of CDN$18,000,000 (such amount being the “Principal Repayment Amount”), to reduce the Principal Outstanding under the Facility.

9.
For illustrative purposes, assuming a Principal Repayment Amount equal to US$17,500,000, the following second interim repayment schedule (“Second Interim Repayment Schedule”) will apply, subject to the condition that the Second Interim Repayment Schedule will be subject to review and amendment by the Financiers and will be replaced by a final Repayment Schedule (“Final Repayment Schedule”) that is determined by the Financiers and is in a form and substance satisfactory to the Financiers once the Financiers have approved an approved Cashflow Model (discussed further below). The Financiers acknowledge that the Final Repayment Schedule will not require any Principal Repayment Amounts before 31 March 20 II.

Second Interim Repayment Schedule

Repayment Date	Repayment Amount
Business Day following close of the Equity Offering	US$	17,500,000.00
30 June 2011	US$	4,050,000.00
30 September 2011	US$	4,050,000.00
31 December 2011	US$	4,050,000.00
31 March 2012	US$	4,050,000.00
30 June 2012	US$	4,050,000.00
30 September 2012	US$	4,047,822.49

If the Principal Repayment Amount is greater than US$17,500,000 (including because of any Additional Unit Proceeds), any excess will be applied, at the discretion of the Borrower: (i) to reduce a proportionate amount of each Repayment Amount falling due on each Repayment Date; or (ii) against Repayment Amounts in inverse order of maturity.

10.
Within 30 days from the Equity Close Date (or, to the extent of any Additional Unit Proceeds, within 30 days following the closing of any Increased Offering), the Borrower will apply the remaining Equity Proceeds, subject to a minimum amount ofCDN$18,000,000, to reduce the liabilities currently outstanding under the Financier Hedging Agreements, in a manner that is satisfactory to the Financiers. During the period from the Equity Close Date or the closing of the Increased Offering, as applicable, to the date on which the remaining Equity Proceeds are used to reduce the liabilities under the Financier Hedging Agreements, the balance of the Equity Proceeds must be deposited in the Proceeds Account.

Extended date for Deliverables

11.	The date for delivery of certain of the Deliverables will be extended subject to the terms and conditions set out below:

(a)	on or before 31 October 2010, the Borrower must deliver:

(i)	a LaMP;

(ii)	a Cashflow Model;

(iii)	a Corporate Budget for the period 1 October 2010 to 31 December 2010 (“Interim Budget”); and

(iv)	a Corporate Budget for the period 1 January 2011 to 31 December 2011 (“2011 Budget”),

each of which must be in a form and substance that has been approved by the board of the Borrower. The Interim Budget must be divided into monthly periods and the Cashflow Model, the LaMP and the 2011 Budget must be divided into monthly periods for the period 1 October 2010 (or in the case of the 2011 Budget, 1 January 2011) to 31 December 2011 and quarterly periods thereafter;

(b)	each of the Cash flow Model and the 2011 Budget must be in a form and substance satisfactory to the Financiers, by 31 March 2011;

(c)
the Borrower undertakes to work with the Financiers and the Financiers’ consultants, Golder Associates Pty Ltd (“Golders”) and Minesure Pty Ltd (“Minesure”) (or such other consultants as may be appointed by the Financiers from time to time) (together “Consultants”) to:

(i)	allow the Financiers and the Consultants to conduct a review of the LaMP, the Cashflow Model, the Interim Budget and the 2011 Budget; and

(ii)
ensure that the Cashflow Model, and the 2011 Budget satisfy the requirements of the Consent Letters and the PFA and are in a form and substance satisfactory to the Financiers by no later than 31 March 2011. If there are amendments to the Cashflow Model and/or the 2011 Budget to those previously approved by the board of the Borrower, the Borrower will ensure that the form of the Cashflow Model and the 2011 Budget that is approved by the Financiers is also approved by the board of the Borrower;

(d)
the Financiers agree not to require the Borrower to deliver an updated Resource Model at this stage, subject to the condition that the Borrower undertakes to cooperate with the Financiers and the Consultants and promptly provide such information as is requested by any of them from time to time including, without limitation, in relation to the resource model that has been delivered by the Borrower; and

(e)
the Borrower undertakes to demonstrate to the Agent that the Cashflow Model that is ultimately approved by the Financiers (“Approved Cashflow Model”) reflects that there are sufficient funds available to the Borrower, from cashflows from the Project, from the Borrower’s project cash reserves, and from other sources that are approved by the Financiers, to fund the development, maintenance and operation of the Project and other corporate working capital requirements, including the scheduled debt repayments.

Outstanding hedging contracts and Financier Hedging Agreements

12.
As part of the approval of the Cashflow Model contemplated above, the Financiers will review and may require amendments to the Product hedge delivery schedule after 31 March 2011 to reflect the Approved Cash flow Model and LOMP.

Exploration expenditure

13.
For the avoidance of doubt, and in accordance with clause 12.3 of the PFA (“Proceeds Account”), prior to 31 March 2011, no withdrawals may be made by the Borrower from the Proceeds Account for exploration expenditure without the prior written approval of the Agent, acting on the instructions of all Financiers.

Standstill End Date and amendments to the PFA

14.	The Financiers agree to extend the Standstill End Date to 31 March 2011.

15.	The Borrower and the Financiers agree that the following amendments are made to the PFA:

(a)	clause 11.7(a) (“Determination is binding”) of the PFA shall be deleted and replaced with the following:

“(a)
The technical assumptions, economic assumptions and other terms of the Cashflow Model under this clause 11 will be determined by the Agent (acting on the instructions of the Financiers, acting reasonably, provided that the assumptions and other terms must be satisfactory to each of the Financiers.)”

(b)	clause 12.2(a) (“Debt Service Reserve Account”) of the PFA shall be amended by deleting the reference to “30 September 2010” and replacing it with “31 March 2011”;

(c)	clause 12.4(b) (“Limits on Withdrawals”) shall be deleted.

16.
The Borrower has advised the Financiers that it will not satisfy the Project Completion Test and otherwise achieve Project Completion on or before 30 September 2010. The Financiers agree not to enforce their rights with respect to Project Completion and the Project Completion Test under clauses 8.2(e) (“Project Completion”), 9.2(f) (“Project Completion Test”) and 13.5(a)(3) (“Review Event”) before 30 September 2011.

General

17.	In the event that paragraphs 7 to 16 become operative, the Borrower and Linear agree that a breach thereof shall constitute an Event of Default for the purposes of the PFA.

18.
The consents and agreements set forth above will be effective upon receipt by the Agent of an executed counterpart copy of this letter, signed by the Borrower and Linear, acknowledging and agreeing to the terms and conditions outlined in this letter and payment or reimbursement of all of the costs and expenses referred to in Section 20 below.

19.	Save as expressly set out in this letter, nothing in this letter shall be deemed to:

(a)	be an amendment to the terms of any Transaction Document, including the Consent Letter, the First Consent Extension Letter; and the Second Consent Extension Letter;

(b)
be a waiver of or consent by the Agent or the Financiers to any breach or potential breach (present or future) of any provision of the Transaction Documents, including the Consent Letter and the First Consent Extension Letter;

(c)	be a waiver of an Event of Default, potential Event of Default or Review Event;

(d)	prejudice or adversely affect any right, power, authority, discretion or remedy arising under any Transaction Document, including the Consent Letter and the First Consent Extension Letter; or

(e)	discharge, release or otherwise affect any liability or obligation arising under any Transaction Document, including the Consent Letter and the First Consent Extension Letter,

and the Agent and the Financiers otherwise reserve all of their rights under the Transaction Documents, including the Consent Letter and the First Consent Extension Letter.

20.
Pursuant to clause 16.4 (“Costs and Expenses”) of the PFA, the Borrower shall reimburse the Financiers for the amount of: (a) all costs and expenses (including legal fees of external counsel) incurred by the Financiers in connection with this letter, (b) all other outstanding costs and expenses of the Financiers’ external legal counsel, and (c) all outstanding costs, fees and expenses of the Consultants and any independent engineers engaged by the Financiers.

21.	This letter shall constitute a Transaction Document for the purpose of the PFA.

22.
This letter constitutes the entire agreement and understanding of the parties with respect to the subject matter of this letter, and supersedes all oral communications and prior writings with respect thereto.

23.	This letter may be signed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

24.	This letter shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada which are applicable in the Province of Ontario.

Please indicate your acceptance of the terms and conditions contained in this letter by countersigning the copy of this letter where indicated below.

[Signature page to follow on next following page]

SIGNED FOR RMB RESOURCES INC.
IN ITS CAPACITY AS AGENT by Rick Winters

/s/ Rick Winters
Signature of Rick Winters

SIGNED FOR RMB AUSTRALIA HOLDINGS LIMITED, IN ITS CAPACITY AS FINANCIER by Michael Schonfeld

/s/ Michael Schonfeld
Signature of Michael Schonfeld

SIGNED FOR MACQUARIE BANK LIMITED, IN ITS CAPACITY AS FINANCIER by its duly appointed attorneys under power of attorney dated October 27, 2009

/s/ Katie Choi
Signature of Attorney

/s/ Robert McRobbie
Signature of Attorney

ACCEPTED AND AGREED THIS 1st DAY OF OCTOBER, 2010

BRIGUS GOLD CORP.

By:	/s/ Wade K. Dawe
	Per:	Wade K. Dawe
President and CEO

BRIGUS GOLD ULC

By:	/s/ Brian MacEachen
	Per:	Brian MacEachen
Vice President